UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

VIASAT, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

92552V100
(CUSIP Number)

Patrice Walch-Watson

Canada Pension Plan Investment Board

CPP Investment Board Private Holdings (4) Inc.

One Queen Street East, Suite 2500

Toronto, Ontario M5C 2W5 Canada

Tel: (416) 868-4075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92552V100	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons CPP Investment Board Private Holdings (4) Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,356,776
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,356,776

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,356,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.21% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)            Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons Canada Pension Plan Investment Board
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,356,776
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,356,776

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,356,776
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.21% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)            Based on 123,276,396 shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer.

CUSIP No. 92552V100	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, $0.0001 par value (the “Common Stock”), of Viasat, Inc., a Delaware corporation (“Viasat” or the “Issuer”). The principal executive offices of the Issuer are located at 6155 El Camino Real, Carlsbad, California 92009.

Item 2. Identity and Background.

(a) Names of Persons Filing

This statement is filed on behalf of each of the following entities (collectively, the “Reporting Persons”):

1.	CPP Investment Board Private Holdings (4) Inc. (“CPPIB-PH(4)I”)
2.	Canada Pension Plan Investment Board (“CPPIB”)

CPPIB-PH(4)I is a wholly-owned subsidiary of CPPIB. The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached as Exhibit A hereto and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

The directors and the executive officers of the Reporting Persons (the “Related Persons”) are set forth in Schedule I hereto, including each Related Person’s present principal occupation, which is incorporated herein by reference. Except as otherwise set forth in Schedule I, the principal business addresses of the Related Persons set forth on Schedule I is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.

(b) Residence or business address

The address of the principal business and principal office of each of the Reporting Persons is One Queen Street East, Suite 2500, Toronto, Ontario, M5C 2W5, Canada.

(c) The principal business of CPPIB is investing funds from the Canada Pension Plan. The principal business of CPPIB-PH(4)I is an investment holding company.

(d) None of the Reporting Persons, or to the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e) None of the Reporting Persons, or to the Reporting Persons’ knowledge, any of the Related Persons, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f) See responses to Item 6 on each cover page for the citizenship of the Reporting Persons. The citizenship of each Related Person is set forth on Schedule I.

Item 3. Source and Amount of Funds or Other Consideration

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

The description of the Purchase Agreement (as defined herein) contained in this Item 3 is not intended to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Viasat with the Securities and Exchange Commission (“SEC”) on November 8, 2021 and is incorporated herein by reference, and the letter agreement, dated as of April 11, 2023, by and among Viasat and the shareholders of Inmarsat party thereto, a copy of which was filed as Exhibit 2.1(A) to the Annual Report on Form 10-K filed by Viasat with the SEC on May 22, 2023 and is incorporated herein by reference.

Item 4. Purpose of Transaction.

Purchase Agreement and Stockholders Agreement

On May 30, 2023, Viasat purchased all of the issued and outstanding shares of Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (“Inmarsat”), pursuant to the previously announced Share Purchase Agreement, dated as of November 8, 2021 (as amended, the “Purchase Agreement”), by and among Viasat, the shareholders of Inmarsat and the other parties thereto (collectively, including certain parties entering into any subsequent joinder or deed of adherence thereto, the “Sellers”) in exchange for (i) cash consideration equal to $550.7 million, subject to adjustments, and (ii) approximately 46.36 million unregistered shares of Common Stock, upon the terms and subject to the conditions set forth therein (the “Acquisition”).

CUSIP No. 92552V100	13D	Page 5 of 7 Pages

At the closing of the Acquisition, Viasat issued an aggregate of 46,363,636 shares of Common Stock to the Sellers as the share consideration payable under the Purchase Agreement. Additionally, Viasat entered into a registration rights agreement with certain Inmarsat shareholders, pursuant to which Viasat has agreed to file a registration statement to register the resale of the shares issued to such Sellers in the Acquisition.

Additionally, on May 30, 2023, effective as of the closing of the Acquisition and in accordance with the terms of the Purchase Agreement and the Stockholders Agreement, dated as of November 8, 2021 (the “Stockholders Agreement”), among Viasat and certain sellers (Triton LuxTopHolding SARL, CPP Investment Board Private Holdings (4) Inc., 2684343 Ontario Limited, and WP Triton Co-Invest, L.P. and certain parties entering into any subsequent joinder thereto, collectively referred to herein as the “Investor Sellers”), the size of the Viasat board of directors (the “Viasat Board”) was increased from eight to ten directors and Andrew Sukawaty and Rajeev Suri were appointed (as the Investor Sellers’ designees) to fill the vacancies created by the new directorships. Messrs. Sukawaty and Suri serve as Class I and III directors of the Viasat Board, respectively. In addition, effective as of the closing of the Acquisition, Mr. Sukawaty was appointed to the Compensation and Human Resource Committee of the Viasat Board.

Under the Stockholders Agreement, the Investor Sellers have the right to designate two individuals for nomination to the Viasat Board for so long as the Investor Sellers collectively beneficially own at least 25% of the total outstanding shares of Common Stock, and one individual for nomination to the Viasat Board for so long as the Investor Sellers collectively beneficially own at least 15% of the total outstanding shares of Common Stock. In addition, the Stockholders Agreement imposes certain transfer restrictions with respect to the consideration shares issued to the Investor Sellers, including a prohibition on transfer during an initial 180-day lock-up period and on transfers to Viasat competitors and certain other parties for so long as the Investor Sellers collectively beneficially own at least 10% of the total outstanding shares of Common Stock, as well as customary standstill limitations.

The foregoing descriptions of the Purchase Agreement and the Stockholders Agreement do not purport to be complete and are qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Viasat with the Securities and Exchange Commission (“SEC”) on November 8, 2021 (as amended by the letter agreement, dated as of April 11, 2023, by and among Viasat and the shareholders of Inmarsat party thereto, a copy of which was filed as Exhibit 2.1(A) to the Annual Report on Form 10-K filed by Viasat with the SEC on May 22, 2023 and is incorporated herein by reference) and is incorporated herein by reference, and the full text of the Stockholders Agreement, a copy of which was filed as Exhibit 10.3 to the Current Report on Form 8-K filed by Viasat with the SEC on November 8, 2021 and is incorporated herein by reference.

General

In addition, the Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer in open market transactions, privately negotiated transactions or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of the instructions to Schedule 13D.

CUSIP No. 92552V100	13D	Page 6 of 7 Pages

Item 5. Interest in Securities of the Issuer.

(a) The responses to Item 7-13 on each of the cover pages of this statement on Schedule 13D are incorporated herein by reference.

(b) After giving effect to closing of the Acquisition, as of May 30, 2023, CPPIB-PH(4)I directly holds 11,356,776 shares of Common Stock. CPPIB-PH(4)I is a wholly-owned subsidiary of CPPIB, thus CPPIB is an indirect beneficial owner of such Common Stock owned by CPPIB-PH(4)I.

As a result of the Stockholders Agreement and the Coordination Agreement described in Item 6, the Investor Sellers may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Such “group” would beneficially own an aggregate of 45,427,103 shares of Common Stock, representing 36.85% shares of Common Stock outstanding as of May 30, 2023, based on information provided by the Issuer. The securities reported herein by the Reporting Persons do not include any Common Stock beneficially owned by the other parties to the Stockholders Agreement or the Coordination Agreement not included as Reporting Persons on this Schedule 13D (the “Other Shares” and “Other Parties,” respectively). The Other Parties have been notified that they may need to file separate beneficial ownership reports with the SEC related to their beneficial ownership of the Other Shares and membership in the “group” described herein. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any Other Shares for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock covered by this statement on Schedule 13D.

(e) Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Coordination Agreement

On November 8, 2021, the Investor Sellers entered into a Coordination Agreement (the “Coordination Agreement”). Pursuant to the Coordination Agreement, the Investor Sellers agreed that, among other things, before an Investor Seller may exercise its rights under the Registration Rights Agreement (as defined herein), to sell shares of Common Stock pursuant to an Organized Offering (as defined in the Coordination Agreement), such Investor Seller shall notify the other Investor Sellers at least three (3) business days prior to taking any action under or pursuant to the Registration Rights Agreement. Each Investor Seller, upon a two (2) business days’ notice, shall have the opportunity to participate in such Organized Offering on a pro rata basis. The Investor Sellers shall discuss and agree on the information to be included in such Organized Offering.

Pursuant to the Coordination Agreement, in advance of any annual or special meeting of the stockholders of the Company at which any Investor Seller director is to be elected, re-elected or replaced, the Investor Sellers will meet and decide the names of the individual(s) they shall designate to serve on the board of directors pursuant to the Stockholder Agreement.

Other holders of Common Stock may become parties to the Coordination Agreement by executing a joinder to the Coordination Agreement in the form attached as Exhibit A to the Coordination Agreement and providing written notice to the other Investor Sellers.

The Coordination Agreement shall no longer apply to any Investor Seller when such Investor Seller ceases to hold at least three percent (3%) of the outstanding shares of Common Stock of the Company. It shall also be terminated when the sellers own less than ten percent (10%) of the outstanding shares of Common Stock of the Company.

The foregoing description of the Coordination Agreement does not purport to be complete and is qualified in its entirety by reference to the Coordination Agreement, a copy of which is filed as Exhibit B to this Schedule 13D and is incorporated by reference herein.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a “group” for purposes of Section 13(d) of the Act, and the Reporting Persons expressly disclaim beneficial ownership of all securities held or otherwise beneficially owned by the other parties to the Coordination Agreement. Upon information and belief, the Sellers acquired Common Stock pursuant to the Purchase Agreement and, as of May 30, 2023, beneficially own an aggregate of 45,427,103 shares of Common Stock.

CUSIP No. 92552V100	13D	Page 7 of 7 Pages

Registration Rights Agreement

On May 30, 2023, the Sellers entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Viasat. Pursuant to the Registration Rights Agreement, among other things and subject to certain restrictions, Viasat is required to file with the SEC a registration statement registering for resale the shares of Viasat common stock issuable to the Sellers upon the completion of the transactions contemplated by the Purchase Agreement and to conduct certain underwritten offerings or facilitate certain block trade transactions upon the request of holders of Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement also provides holders of Registrable Securities (as defined in the Registration Rights Agreement) with certain customary piggyback registration rights.

The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a form of which was filed as Annex D to the definitive proxy statement filed by Viasat with the SEC on May 20, 2022 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement, dated as of June 9, 2023, by and among the Reporting Persons

Exhibit B: Coordination Agreement, dated as of November 8, 2021, by and among the Reporting Persons and the Issuer.

Exhibit C: Share Purchase Agreement, dated as of November 8, 2021, by and among Issuer and the shareholders of Connect Topco Limited party thereto (incorporated by reference to the Issuer’s Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 8, 2021).

Exhibit D: Stockholders Agreement, dated as of November 8, 2021, by and among Issuer and the shareholders of Connect Topco Limited party thereto (incorporated by reference to the Issuer’s Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on November 8, 2021).

Exhibit E: Registration Rights Agreement, dated as of May 30, 2023, by and among Triton LuxTopHolding SARL, CPP Investment Board Private Holdings (4) Inc., Ontario Teachers’ Pension Plan Board, WP Triton Co-Invest, L.P., Pretzel Logic BV and the Issuer (incorporated by reference to the Issuer’s Annex D to the Issuer’s Definitive Proxy Statement filed on May 20, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2023

CPP INVESTMENT BOARD PRIVATE HOLDINGS (4) INC.

By:	/s/ Ryan Barry

Name:	Ryan Barry
Title:	Secretary

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson

Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

CPP INVESTMENT BOARD PRIVATE HOLDINGS (4) INC.

By:	/s/ Ryan Barry

Name:	Ryan Barry
Title:	Secretary

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson

Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel & Corporate Secretary

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of CPPIB and CPPIB-PH(4)I.

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Judith Athaide

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, The Cogent Group Inc.

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William ‘Mark’ Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Australia, United Kingdom

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Executive Officers of CPPIB

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada, United Kingdom

Maximilian Biagosch

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Global Head of Real Assets & Head of Europe

Citizenship: Germany

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Officer

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Croatia

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: Canada, United States

Priti Singh

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Agus Tandiono

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Head of Asia Pacific & Active Equities Asia

Citizenship: Indonesia

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Kristen Walters

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Risk Officer

Citizenship: United States

Jon Webster

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operating Officer, Technology & Operations

Citizenship: United Kingdom

Directors of CPPIB-PH(4)I

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Tax and Structure Management, CPPIB

Citizenship: Australia, United Kingdom

Officers of CPPIB-PH(4)I

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer, CPPIB

Citizenship: Canada, United Kingdom

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Tax and Structure Management, CPPIB

Citizenship: Australia, United Kingdom

Brian Savage

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada

Exhibit B

Execution Version

COORDINATION AGREEMENT

by and among

2684343 Ontario Limited,

CPP Investment Board Private Holdings (4) Inc.,

Triton LuxTopHolding S.à r.l., and

WP Triton Co-Invest, L.P.

November 8, 2021

TABLE OF CONTENTS

Page

1 DEFINITIONS	3
2 COMMITTEE FORMATION, MEMBERSHIP AND PURPOSE	5
2.1 Committee Formation and Purpose	5
2.2 Term	5
3 DECISIONS OF THE INVESTOR SELLERS	5
3.1 Investor Sellers Matters	5
3.2 Required Approval	6
3.3 Disputes Between Investor Sellers	6
4 SALES, TRANSFERS AND DISTRIBUTIONS	6
4.1 Underwritten Offerings	6
4.2 Sales Pursuant to Rule 144	7
4.3 SEC Filings	7
5 BOARD DESIGNEES	7
5.1 Board Designees	7
5.2 Board Committees.	7
6 MISCELLANEOUS	7
6.1 Amendments and Waivers	7
6.2 Changes in Company Shares	7
6.3 Remedies	8
6.4 Severability	8
6.5 Entire Agreement	8
6.6 Successors and Assigns	8
6.7 Notices	9
6.8 Business Days	10
6.9 Governing Law	10
6.10 MUTUAL WAIVER OF JURY TRIAL	10
6.11 CONSENT TO JURISDICTION AND SERVICE OF PROCESS	10
6.12 No Recourse	11
6.13 Descriptive Headings; Interpretation	11
6.14 No Strict Construction	11
6.15 Counterparts	11
6.16 Electronic Delivery	11
6.17 Further Assurances	11
6.18 Effective Date	11
6.19 No Third-Party Beneficiaries	12
6.20 No Partnership	12

COORDINATION AGREEMENT

This Coordination Agreement (this “Agreement”) is made as of November 8, 2021 by and among Triton LuxTopHolding S.à.r.l. (the “Apax Investor”), CPP Investment Board Private Holdings (4) Inc. (the “CPPIB Investor”), 2684343 Ontario Limited (the “OTPP Investor”), WP Triton Co-Invest, L.P. (“WP Investor” and, together with, the Apax Investor, CPPIB Investor and OTPP Investor, the “Investor Sellers” and each an “Investor Seller”).

RECITALS

WHEREAS, the Investor Sellers are party to that certain Share Purchase Agreement, dated the date hereof (the “Share Purchase Agreement”), relating to Connect Topco Limited, a private company limited by shares and incorporated in Guernsey (“Connect Topco Limited”), among the Investor Sellers, the Management Sellers (as defined therein) and Viasat, Inc., a Delaware corporation (the “Company”), whereby the Investor Sellers will, subject to Completion, acquire the Shares (as defined herein) as set forth in the Share Purchase Agreement;

WHEREAS, each of the Investor Sellers is a party to that certain Stockholders Agreement, to be dated as of Completion (as defined below), among the Company and the Investor Sellers (the “Stockholders Agreement”) and that certain Registration Rights Agreement, to be dated as of Completion (the “Registration Rights Agreement”), among the Company, and the Investor Sellers;

WHEREAS, each of the Investor Sellers is party to that certain Amended and Restated Investment Agreement, dated as of December 9, 2019 (as amended and/or restated from time to time, including on June 9, 2020, the “A&R Investment Agreement”); and

WHEREAS, the parties hereto desire to enter into this Agreement regarding certain matters relating to the Investor Sellers’ holdings of Shares in the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1             DEFINITIONS. The terms included below have the following meanings when used in this Agreement as capitalized terms:

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise).

“Beneficially Own” shall have the meaning set forth in Rule 13d-3 of the rules and regulations under the Securities and Exchange Act of 1934, as amended.

“Business Day” means any day that is not a Saturday, a Sunday or a public holiday in London, England, New York, US or Guernsey, the Channel Islands.

“Common Stock” means the Company’s common stock, par value $0.0001 per share.

“Completion” shall have the meaning set forth in the Share Purchase Agreement.

“Investor Director” means the director each Investor Group is entitled to appoint to the board of directors of Connect Topco Limited for each full 10% Relevant Percentage held by such Investor Group.

“Investor Group” means any Investor Seller or, at any time where two or more Investor Sellers are Affiliates of each other, collectively, such Investor Sellers from time to time (and of their respective legal successors in title), except, in the case of the CPPIB Investor, the operating or portfolio companies, investment funds or vehicles or investee companies shall not be considered part of the Investor Group.

“Majority Vote” means the affirmative vote of a majority of the Members (as defined below) on the Committee.

“Organized Offering” shall have the meaning set forth in the Registration Rights Agreement.

“Person” means any individual, partnership, corporation, company, association, trust, joint venture, limited liability company, unincorporated organization, entity or division, or any government, governmental department or agency or political subdivision thereof.

“Pro Rata Basis” means the percentage calculated by dividing (i) the Shares held by an Investor Seller by (ii) the Shares held in aggregate by the Investor Sellers, in each case as of the date of closing under the Share Purchase Agreement.

“Relevant Percentage” means, as of the date of determination with respect to any Investor Group, the aggregate percentage of votes that the Investor Sellers forming part of such Investor Group would be entitled to exercise on a poll at any meeting of holders of the Company Shares from time to time (subject to Clause 10.10 of the A&R Investment Agreement).

“Securities Act” means the Securities Act of 1933, as in effect from time to time.

“Shares” means the number of shares of Common Stock received by the Investor Sellers pursuant to the Share Purchase Agreement.

“Transfer” means a transfer, sale, assignment, pledge, hypothecation or other disposition (including, without limitation, by operation of law), including pursuant to the creation of a derivative security, the grant of an option or other right, in each case whether effected directly or indirectly.

“Unanimous Approval Matter” means any Investor Sellers Matter that, if approved by a Required Approval, would: (i) result in a waiver of a Regulatory Condition (as defined in the Share Purchase Agreement) by the Investor Sellers; (ii) require any Investor Seller to incur a material out of pocket expense (save for any expense provided for under the terms of any Transaction Document (as defined in the Share Purchase Agreement)); (iii) require any Investor Seller to breach any applicable law; and/or (iv) require any Investor Seller to breach the terms of any Transaction Document (as defined in the Share Purchase Agreement).

2             COMMITTEE FORMATION, MEMBERSHIP AND PURPOSE.

2.1           Committee Formation and Purpose. The Investor Sellers shall establish a coordination committee (the “Committee”) to, among other things: (i) facilitate the nomination of individual(s) to the Company’s board of directors (the “Board”); (ii) facilitate the ability of each Investor Seller to dispose of its Shares; and (iii) ensure the orderly Transfer of each Investor Sellers’ individual share holdings. The Committee shall be comprised of one representative designated by each Investor Seller (each a “Member”). The initial Committee shall consist of Gonzague de Lhoneux on behalf of the Apax Investor, Edouard Gueyffier on behalf of the CPPIB Investor, Eric Hargrave on behalf of the OTPP Investor and Max Fowinkel on behalf of the WP Investor. Each Investor Seller shall be permitted to remove or replace its designated Member upon written notice to each other Investor Seller.

2.2           Term. This Agreement shall no longer apply to any Investor Seller when such Investor Seller ceases to hold at least three percent (3%) of the outstanding shares of Common Stock of the Company. At such time, such Investor Seller’s designated Committee Members shall automatically be removed from the Committee. The Committee shall automatically be dissolved once the Investor Sellers, who at such time are subject to this Agreement, own less than ten percent (10%) of the outstanding shares of Common Stock of the Company in the aggregate.

3             DECISIONS OF THE INVESTOR SELLERS

3.1           Investor Sellers Matters. Notwithstanding anything to the contrary in the Share Purchase Agreement or the A&R Investment Agreement, as between the Investor Sellers, each Investor Seller agrees that:

3.1.1           no decision, consent and/or action to be made or taken by the Investor Sellers (as a group) pursuant to or in connection with the Share Purchase Agreement (an “Investor Sellers Matter”) shall be made or taken without the prior written consent or direction of: (i) with respect to any Unanimous Approval Matter, all Investor Sellers; and (ii) with respect to any other such decision, consent and/or action, such Investor Groups that are entitled to appoint, in aggregate, 75% or more of all Investor Directors at such time in accordance with Clause 3.2 of the A&R Investment Agreement (the “Required Approval”); and

3.1.2           if the Required Approval has been obtained with respect to an Investor Sellers Matter, each Investor Seller shall be obliged to provide and/or take any decisions, consents and/or actions required pursuant to or in connection with the Share Purchase Agreement or the A&R Investment Agreement to give effect to such Investor Sellers Matter.

3.2           Required Approval. If a decision or action is made or taken by any Investor Seller in respect of any Investor Sellers Matter other than with the Required Approval pursuant to Section 3.1.1 above, such Investor Seller shall promptly notify each other Investor Seller in writing. Any Investor Seller whose approval was required for such Investor Sellers Matter but did not previously give such approval may, in its sole and absolute discretion, give or not give a retroactive approval to such Investor Sellers Matter. If the Required Approval is not granted as a result (when taken together with the approval of any Investor Seller that was granted prior to the relevant decision or action), then the Investor Sellers shall, to the extent that it is within their power to do so, take all necessary actions to cancel or reverse such decision or action.

3.3           Disputes Between Investor Sellers. If any conflict arises between all or some of the Investor Sellers in relation to an issue or decision relating to any matter contemplated by this Section 3, such issue or decision shall be promptly escalated to senior principals of each relevant Investor Seller in accordance with Clause 3.47 of the A&R Investment Agreement in order for such issue to be discussed and resolved in good faith as soon as possible.

4             SALES, TRANSFERS AND DISTRIBUTIONS.

4.1           Underwritten Offerings.

4.1.1           Before an Investor Seller may exercise its rights under the Registration Rights Agreement to sell shares of Common Stock pursuant to an Organized Offering, such Investor Seller (the “Notifying Investor Seller”) shall notify each member of the Committee of its intent to utilize such rights at least three (3) Business Days prior to taking any action under or pursuant to the Registration Rights Agreement with respect to such offering (the “Underwritten Offering Notice,” and the Sponsors whose members received such notice, the “Recipient Investor Sellers”). An Underwritten Offering Notice must set out the number of Shares to be disposed of by the Notifying Investor Seller and the type of offering to be requested (whether a bought deal or underwritten offering).

4.1.2           Upon the receipt of an Underwritten Offering Notice by the Recipient Investor Sellers, each Recipient Investor Seller shall have the opportunity to participate in such Organized Offering on a Pro Rata Basis, subject to Section 2(b)(ii) of the Registration Rights Agreement. A Recipient Investor Seller who desires to participate in the Organized Offering must notify the Committee within two (2) Business Days of receiving the Underwritten Offering Notice. Such Recipient Investor Sellers who participate in such Organized Offering are, together with the Notifying Investor Seller, the “Participating Investor Sellers.”

4.1.3           The Participating Investor Sellers shall discuss and agree on the information to be included in any request to the Company for an Organized Offering pursuant to the Registration Rights Agreement, including which investment banks shall act as underwriters in the offering. Any decision that requires the majority consent of the holders of Registrable Securities under the Registration Rights Agreement, shall be made by the Participating Investor Sellers’ member representatives that serve on the Committee.

4.1.4           Non-Participating Investor Sellers may not provide an Underwritten Offering Notice with respect to a new Organized Offering until the earlier of (i) the closing of the offering subject to the prior Underwritten Offering Notice and (ii) 10 days following the last Underwritten Offering Notice.

4.2           Sales Pursuant to Rule 144. Notwithstanding anything in this Agreement to the contrary, the notice requirements and restrictions described in Section 4.1 shall not apply to sales made pursuant to Rule 144 of the Securities Act.

4.3           SEC Filings. In connection with the sale, purchase, transfer or distribution of an Investor Seller’s shares of Common Stock, each Investor Seller hereby agrees to provide the other Investor Sellers any reasonable and customary information required in filings required by the Securities Exchange Act of 1934, as amended.

5             BOARD DESIGNEES.

Subject to the terms and conditions set forth in Section 2 of the Stockholders Agreement:

5.1           Board Designees. In advance of any annual or special meeting of the stockholders of the Company at which any Investor Seller director is to be elected, re-elected or replaced, the Committee will meet and decide by Majority Vote, (i) the name of one individual to serve on the Board, if the Investor Sellers collectively Beneficially Own at least 10% but less than 20% of the then issued and outstanding Shares, or (ii) the names of two individuals to serve on the Board, if the Investor Sellers collectively Beneficially Own at least 20% of the then issued and outstanding Shares, provided that, in the event of a deadlock, the Members will cooperate in good faith to resolve such deadlock no later than ten (10) days following such deadlocked vote. Written notice of the Committee’s nominee(s), in the cases of each of clause (i) and (ii), shall be given to the Board’s Governance Committee no later than ninety (90) days before the first anniversary of the date the Company’s annual proxy for the prior year was mailed to the Company’s stockholders and contain the information described in Section 2(a)(iii) of the Stockholders Agreement.

5.2           Board Committees. The Committee will meet to decide by Majority Vote whether the Investor Sellers’ director designee(s) will serve on (i) the Compensation and Human Resource Committee and (ii) any other standing committees of the Board, provided that in the case of clause (ii) only, such service on additional committees is subject to the recommendation by the Governance Committee and approval by a majority of the non-Investor Seller directors, provided that, in the event of a deadlock, the Members will cooperate in good faith to resolve such deadlock no later than ten (10) days following such deadlocked vote.

6             MISCELLANEOUS.

6.1           Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended, modified or waived only by written agreement of each of the Investor Sellers. The failure or delay of any Person to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such Person thereafter to enforce each and every provision of this Agreement in accordance with its terms. A waiver or consent to or of any breach or default by any Person in the performance by that Person of his, her or its obligations under this Agreement will not be deemed to be a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person under this Agreement.

6.2           Changes in Company Shares. If, and as often as, there are any changes in the Shares held by the Investor Sellers by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof as may be required so that the rights and privileges granted hereby shall continue with respect to the Shares held by the Investor Sellers as so changed.

6.3           Remedies. The parties to this Agreement will be entitled to enforce their rights under this Agreement specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that a breach of this Agreement would cause irreparable harm and money damages would not be an adequate remedy for any such breach and that, in addition to any other rights and remedies existing hereunder, any party will be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

6.4          Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited, invalid, illegal or unenforceable in any respect under any applicable law or regulation in any jurisdiction, such prohibition, invalidity, illegality or unenforceability will not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or in any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such prohibited, invalid, illegal or unenforceable provision had never been contained herein.

6.5           Entire Agreement. Except as otherwise provided herein, this Agreement contains the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way.

6.6          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. The rights of an Investor Seller pursuant to this Agreement with respect to all or any portion of its Shares may be assigned (but only with all related obligations) with respect to such Shares (and any Shares issued as a dividend or other distribution with respect to, in exchange for or in replacement of such Shares) by such Investor Seller to a transferee of such Shares; provided that (i) each other Investor Seller is promptly furnished with written notice of the name and address of such transferee or assignee and the Shares with respect to which such rights hereunder are being assigned and (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Agreement by executing and delivering an executed joinder to this Agreement in the form of Exhibit A attached hereto (a “Joinder”).

6.7           Notices. Any notice or other communication to be given under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (i) when delivered personally to the recipient, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, but if not, then on the next Business Day, (iii) one Business Day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three Business Days after it is mailed to the recipient by first class mail, return receipt requested. Such notices and other communications will be sent to the Investor Sellers at the addresses listed below as applicable the address, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Any party may change such party’s address for receipt of notice by giving prior written notice of the change to the sending party as provided herein. Each Investor Seller’s address is as follows:

If to the Apax Investor:

Triton LuxTopHoldings S.à.r.l.
1-3 boulevard de la Foire

L-1528 Luxembourg

Grande Duchy of Luxembourg

Attn: Gonzague de Lhoneux
Email: gonzague.delhoneux@apax.com

If to the CPPIB Investor:

1 Queen Street East, Suite 2500
Toronto, Ontario M5C 2W5

Canada
Attn: Hafiz Lalani; Pascal Keutgens
Email: hlalani@cppib.com; pkeutgens@cppib.com

With a copy to (which shall not constitute notice to the CPPIB Investor):

CPPIB Legal Notices

Email: legalnotices@cppib.com

If to the OTPP Investor:

2684343 Ontario Limited
5650 Yonge Street, Suite 1200

Toronto, Ontario M2M 4H5

Canada

Attn: Eric Hargrave and
Email: eric_hargrave@otpp.com;

With a copy to (which shall not constitute notice to the CPPIB Investor):

OTPP legal department

Email: law_emea@otpp.com

If to the WP Investor:

WP Triton Co-Invest, L.P.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

Attn: Matt Bashaw
Email: notices@warburgpincus.com

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

6.8           Business Days. If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period will automatically be extended to the Business Day immediately following such Saturday, Sunday or legal holiday.

6.9           Governing Law. All issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto will be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

6.10        MUTUAL WAIVER OF JURY TRIAL. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

6.11         CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES HERETO FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH ABOVE WILL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS PARAGRAPH. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

6.12         No Recourse. Notwithstanding anything to the contrary in this Agreement, each Investor Seller agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement, will be had against any current or future director, officer, employee, general or limited partner or member of any Investor Seller or any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever will attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any Investor Seller or any current or future member of any Investor Seller or any current or future director, officer, employee, partner or member of any Investor Seller or of any Affiliate or assignee thereof, as such for any obligation of any Investor Seller under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

6.13         Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement. The use of the word “including” in this Agreement will be by way of example rather than by limitation.

6.14         No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any party.

6.15         Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same agreement.

6.16         Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent executed and delivered by means of a photographic, photostatic, facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument will raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

6.17         Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Investor Seller agrees to execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.

6.18         Effective Date. This Agreement will become effective only upon the issuance of the Common Stock upon consummation of the closing under the Share Purchase Agreement. However, prior thereto, this Agreement will terminate and become null and void automatically without any further action by any of the parties hereto immediately upon the termination of the Share Purchase Agreement pursuant to its terms.

6.19          No Third-Party Beneficiaries. No term or provision of this Agreement is intended to be, or shall be, for the benefit of any Person not a party hereto, and no such other Person shall have any right or cause of action hereunder, except as otherwise expressly provided herein.

6.20          No Partnership. This Agreement is not to be constructed as creating a partnership or an agency (except to the extent expressly described) relationship between any of the Investor Sellers.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

INVESTOR SELLERS:

[Signature pages on file with Reporting Persons]

[Signature Page to Coordination Agreement]

Exhibit A

Form of Joinder

This joinder (“Joinder”) is executed by the undersigned transferee (“Transferee”) pursuant to the terms of the Coordination Agreement, dated as of November 5, 2021 (as amended from time to time, the “Coordination Agreement”), among each of the Investor Sellers party thereto. Terms used and not otherwise defined in this Joinder have the meanings set forth in the Coordination Agreement.

By the execution of this Coordination Agreement, the Transferee agrees as follows:

1.	Acknowledgement. The Transferee acknowledges that Transferee is acquiring certain Shares of Common Stock of the Company from an Investor Seller, subject to the terms and conditions of the Coordination Agreement among the Investor Sellers.

2.	Agreement. Transferee (i) agrees that the Shares acquired by the Transferee shall be bound by and subject to the terms of the Coordination Agreement, pursuant to the terms thereof, and (ii) hereby adopts the Coordination Agreement with the same force and effect as if he, she or it were originally a party thereto.

3.	Notice. Any notice required as permitted by the Coordination Agreement shall be given to Transferee at the address listed beside Transferee’s signature below.

[TRANSFEREE]

By:
Name:
Title:

Address:

Email:

[Exhibit A to Coordination Agreement]